Regeneron Pharmaceuticals, Inc. 777 Old Saw Mill River Road Tarrytown, NY 10591	Phone 914 847 7000 www.regeneron.com

March 27, 2015

VIA EDGAR

Mr. Jeffrey P. Riedler
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Regeneron Pharmaceuticals, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed March 16, 2015
File No. 000-19034

Dear Mr. Riedler:

This letter provides the response of Regeneron Pharmaceuticals, Inc. (the “Company”) to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated March 23, 2015 with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). Set forth below are the heading and the text of the comment followed by the Company’s response. References to page numbers are to the page numbers of the Proxy Statement.

Proposal 4, page 73

1.
We note that you have proposed to amend your certificate of incorporation to increase the number of authorized shares of capital stock and common stock. Please amend your proxy statement to disclose whether you have any current plans, arrangements, or understandings to issue any of the shares that would be newly available for issuance following the proposed increase to your authorized shares. If such plans exist, please disclose all material information. If no such plans exist, please revise your disclosure accordingly.

RESPONSE:

The Company confirms that it currently has no specific plans, arrangements, or understandings to issue any of the shares that would be newly available for issuance following the proposed increase.

In response to the comment, the Company will amend the disclosure in the Proxy Statement, which will be reflected in the Company’s Definitive Proxy Statement on Schedule 14A to be filed with the Commission on or about April 20, 2015, by revising the penultimate sentence of the fourth paragraph on page 73 as follows (revisions shown bolded and underlined):

The newly authorized shares of common stock would be issuable for any proper corporate purpose, including future acquisitions, investment opportunities, capital raising transactions of equity or convertible debt securities, stock splits, stock dividends, issuance under current or future equity compensation plans, employee stock plans and savings plans, or for other corporate purposes; however, the Company currently has no specific plans, arrangements, or understandings to issue any of the newly authorized shares.

***

As requested by the Staff, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission under the Securities Exchange Act of 1934, as amended (“Exchange Act Filings”);

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s Exchange Act Filings; and

•	It is the Staff's view that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact me at (914) 847-7270 or Richard Gluckselig, Director, Corporate Counsel at (914) 847-5290.

Very truly yours,

REGENERON PHARMACEUTICALS, INC.

/s/ Robert E. Landry

Robert E. Landry
Senior Vice President, Finance and
Chief Financial Officer

cc:     Securities and Exchange Commission
Preston Brewer
Bryan J. Pitko